UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MENTOR GRAPHICS CORPORATION

(Exact name of registrant as specified in charter)

OREGON	1-34795	93-0786033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8005 S.W. BOECKMAN ROAD WILSONVILLE, OR		97070-7777
(Address of principal executive offices)		(Zip Code)

Dean Freed, Vice President and General Counsel – 503-685-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Items 1.01 — Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Mentor Graphics Corporation has filed a conflict minerals report as Exhibit 1.01 to this Form SD. The report is also available at www.mentor.com/company/investor_relations/charters_ethics.

Item 1.02 — Exhibit

Mentor Graphics Corporation’s Conflict Minerals Report for the calendar year ended December 31, 2015 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MENTOR GRAPHICS CORPORATION
(Registrant)

Date: May 25, 2016	By:	/s/ Dean M. Freed
Dean M. Freed
Vice President and General Counsel